FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number        000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2010	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

Exhibit No.     Description

99.1        Press Release dated May 7, 2010 (“CryptoLogic announces Q1 2010 results”)

EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic announces Q1 2010 results

May 7, 2010 (Dublin, IRELAND) – CryptoLogic, a world leader in Internet casino and branded gaming software, announces its financial results for the first quarter ending March 31, 2010.

Financial summary:
♦	Revenue of $7.6 million (Q4 2009: $9.9 million) reflecting subdued wagering activity and reduced contribution from a key customer transition last year as announced previously
♦	Branded games revenue rose to $1.3 million (Q4 2009: $1.2 million), the fifth sequential quarter of growth
♦	Operating expenses decreased by 36% to $8.1 million (Q4 2009: $12.6 million)
♦	General and administrative expense decreased 12% to $2.2 million (Q4 2009: $2.5 million)
♦	Loss of $3.2 million (Q4 2009 Loss: $24.8 million)
♦
Net cash at March 31, 2010: $19.7 million (Q4, 2009: $23.7 million).  The decrease was due to the timing of a tax payment of $1.4 million, which is ultimately recoverable, and the cash impact of the operating losses of $2.4 million

Operating highlights:
♦	Live branded games increased to 92 at March 31, 2010 from 66 at December 31, 2009
♦	Signed multi-year licensing deals for branded casino games with William Hill, Bet24 and Betsson
♦	Along with delivering a virtual casino lobby and streamlined registration process, the company also participated in a rebranding and relaunch for a major licensee
♦	During Q1 the first suite of six 3D games were made available for play
♦	Appointed Huw Spiers as Chief Financial Officer with effect from August 15, 2010

2010 Outlook:
♦	Revenue outlook to improve gradually, driven by recent improvement in wagering activity and new licensees. Q2 revenue to date is ahead of the same period in the previous quarter
♦	Branded games revenue to gain momentum as new games come on stream
♦	Number of new branded games launched by licensees to date and generating revenues currently at 108, with a backlog of approximately 92 games
♦	CryptoLogic’s full Internet casino hosting suite for Betsafe.com to go live in Q2

Brian Hadfield, CryptoLogic's President and CEO, said: “While subdued wagering activity impacted our revenues in the first quarter, the outlook for 2010 as a whole remains encouraging. Operating costs have declined further while our revenue base is showing signs of improvement in the second quarter. The start of the World Cup soccer tournament in June provides short term uncertainty, however with a strong backlog of new business we expect our results to improve gradually as the year

3rd Floor, Marine House, Clanwilliam Place,
Dublin 2, Ireland

unfolds. As would be expected, the company continues to assess its revenue streams, costs, and strategic direction as it moves towards profitability.”

Investor/analyst conference call

CryptoLogic will hold a conference call today at 8:30 a.m. EDT (1.30 p.m. BST) to update investors on the company’s results in Q1 2010. The details of the call are as follows:

Toll Free North America: Toll Free UK:	1-866-223-7781 00 800-4222-8835
Toll Free International:	(Country Code) 800-4222-8835
Toronto Dial-In Number:	416-340-8410

To participate, please call five to ten minutes prior to the 8:30 a.m. EDT/1:30 p.m. BST start of the teleconference. This conference call will be recorded and available for replay approximately one hour after the completion of the call, up until midnight (EDT time) May 14, 2010.  To listen to the replay, please dial 416-695-5800 or for North America only 1-800-408-3053, passcode 6122324#.  A transcript of the call will also be made available on CryptoLogic’s website at www.cryptologic.com under Investor Information.

Webcast
To accless the live audio webcast, please go to www.cryptologic.com and click on Investor Information/Events, or http://events.digitalmedia.telus.com/cryptologic/050610/index.php prior to 8:30 a.m. EDT/1:30 p.m. BST. Windows Media Player is required to listen to the webcast.  If you do not have the player, a free download is available at www.microsoft.com.  A rebroadcast of the webcast will be available for 120 days.

For more information, please contact:
CryptoLogic +353 (0) 1 234 0415	Corfin Communications (UK media only) +44 207 977 0020
Stephen Taylor, Chief Financial Officer	Neil Thapar, Alexis Gore or Harry Chathli

Overview

Q1 2010 was a difficult quarter as sluggish wagering activity across the licensee base and an anticipated decline in contribution from a key customer transition last year continued to impact revenues.

Operating costs significantly decreased in Q1 and the company expects to benefit from further savings through 2010 as ongoing initiatives to streamline operations and lower overall expenses take effect. Total staff members decreased from 211 to 198 over the quarter.

The company achieved its fifth consecutive quarter of revenue growth from branded casino games licensed by many of the world's leading online gaming operators such as 888.com, Betfair, GalaCoral, and PartyGaming.

CryptoLogic’s customer base continued to expand with two new licensees, Bet24 and Betsson, signed in the quarter. In addition, the company also built upon its 10-year relationship with William Hill with a multi-year licensing deal for at least 10 of its branded casino games, nine of which were launched by the end of Q1.

Hosted Casino

Revenue from fully hosted virtual casino rooms provided to online gaming brand operators declined from $8.7 million in Q4 2009 to $5.1 million in Q1 2010. Casino revenue in Q4 2009 included a non recurring benefit of $0.8 million and a reclassification from other revenue of $0.8 million. Excluding these items, revenue in Q1 2010 decreased by $2.1 million reflecting lower wagering volumes caused by tough economic conditions as well as the impact of a previously reported transition by a key customer.

A major rebranding and relaunch of the new virtual casino lobby, announced in Q4, was completed in March 2010, albeit after some delay in new software implementation. This rebranding and relaunch is the first such major investment by a major licensee in many years and is aimed at driving long term growth. The new gaming platform provides an opportunity for an expanded range of payment and e-cash options to enable flexible registration and faster customer acquisition than ever before. It will also help to gather additional data to enhance direct marketing and promotional activity.

In addition, the company also participated in a high profile Press and TV advertising and marketing campaign with a key customer, InterCasino, which provides new registered players with the opportunity to win a free trip to space. Early results from the campaign have been encouraging and it is expected to yield incremental benefits over the coming months.

CryptoLogic is also preparing to launch its fully hosted casino suite for Betsafe.com in the second quarter of 2010 under a multi-year licensing deal signed last year. Betsafe is a leading online gaming operator with a growing customer base of over 250,000 players.

Branded Games

Despite generally lower wagering activity branded games revenues increased for the fifth consecutive quarter to $1.3 million in Q1 2010 (Q4 2009: $1.2 million).

26 new branded games were launched in the quarter taking the total number of games rolled out by licensees and generating revenues to date to 108, with a further backlog of approximately 92 games expected to go live in 2010. As anticipated, a significant number of the 26 branded games were launched by licensees at the end of the first quarter. This means the revenue contribution from the launched games will flow from the second quarter.

E-gaming innovation

During the first quarter the company had a successful launch and trial of six 3D games in a live environment. In this process 1,000 pairs of 3D glasses were distributed and the results measured. Survey information of the player experience was also captured. Both were positive.

Further, in Q2 the Innovation Centre plans to launch two football based games to tie in with the World Cup in South Africa.

Other games from the Centre are due to be launched later in the year.

Financial commentary

Total revenue:
Revenue for Q1 2010 was $7.6 million, a decrease of 23.1% when compared with the prior quarter (Q4 2009: $9.9 million).  After normalizing for a $0.8 million benefit recorded in Q4 2009 from the revision of our estimate to discharge future jackpot payouts, revenue decreased by 15.9%. Casino revenue in Q1 2010 was negatively impacted by weaker results from one of the company’s major licensees as it has, as previously reported, transferred a significant portion of its business to an alternate supplier of hosted Internet casino services.

Branded games revenue was $1.3 million in Q1 (Q4 2009: $1.2 million).  At March 31, 2010, the company had delivered 92 games, an increase of 89 games when compared to the same period in the prior year.  The company delivered 26 games during the quarter.

Operating expenses
Operating expenses were $8.1 million in Q1 2010 a decrease of 35.6% from the previous quarter. (Q4 2009: $12.6 million). The decrease in the current quarter was due to implementation of our reorganization plan as well as non recurring expenses of $3.4 million in Q4 2009.

Loss and Loss per Diluted Share:
Loss in Q1 2010 was $3.2 million or $0.25 per diluted share (Q4 2009: $24.8 million or $1.97 per diluted share).

Balance Sheet and Cash Flow:
CryptoLogic’s working capital at March 31, 2010 was $24.1 million or $1.74 per diluted share (December 31, 2009: $26.5 million or $1.91 per diluted share).

At March 31, 2010, the company ended the quarter with $19.7 million of net cash, which consists of cash and cash equivalents and security deposits, or $1.42 of net cash per diluted share (December 31, 2009: $23.7 million or $1.71 per diluted share).  The decrease in net cash during the three months ended March 31, 2010 of approximately $4.0 million is due to the cash impact of operating losses of approximately $2.4 million, and amounts paid for income tax of approximately $1.4 million, which is ultimately recoverable.

2010 Outlook

♦	Revenue outlook to improve gradually, driven by recent improvement in wagering activity and new licensees. Q2 revenue to date is ahead of the same period in the previous quarter
♦	Branded games revenue to gain momentum as new games come on stream

♦	Number of new branded games launched by licensees to date and generating revenues currently at 108, with a backlog of approximately 92 games
♦	CryptoLogic’s full Internet casino hosting suite for Betsafe.com to go live in Q2

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on certain factors and assumptions including expected growth, results of operations, performance, business prospects and opportunities, foreign exchange rates and effective income tax rates. While the company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition, prospects and opportunities, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements. Forward-looking statements are given only as at the date of this release and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Limited is a leading public developer and supplier of Internet gaming software. With more than 300 games, CryptoLogic has one of the most comprehensive casino suites on the Internet, with award-winning games featuring some of the world’s most famous action and entertainment characters. The company’s licensees include many top Internet gaming brands, including the “big four” international operators. CryptoLogic’s leadership in regulatory compliance makes it one of the few companies with gaming software certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of gaming software and services to blue-chip customers that offer their games to non-U.S. based players around the world. For information on WagerLogic, please visit www.wagerlogic.com.

CRYPTOLOGIC LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands of US dollars)

	As at March 31, 2010	As at December 31, 2009
	(unaudited)	(audited)

ASSETS
Current assets:
Cash and cash equivalents	$19,410	$23,447
Security deposits	250	250
Accounts receivable and other	6,785	7,972
Income taxes receivable	666	681
Prepaid expenses	9,795	9,426
	36,906	41,776

User funds held on deposit	7,777	7,929
Future income taxes	1,305	1,549
Capital assets	7,236	7,774
Intangible assets	4,182	4,342
	57,406	63,370

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	12,035	13,156
Income taxes payable	796	2,157
	12,831	15,313

User funds held on deposit	7,777	7,929
Future income taxes	370	384
	20,978	23,626

Minority interest	2,646	2,948

Shareholders' equity:
Share capital	33,977	33,916
Stock options	7,805	7,633
Deficit	(8,000)	(4,753)
	33,782	36,796

	$57,406	$63,370

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(In thousands of US dollars, except per share data)
(Unaudited)

	As at March 31, 2010	As at December 31, 2009
	(unaudited)	(audited)

Revenue	$7,641	$10,134
Expenses
Operating	8,086	8,199
General and administrative	2,178	3,124
Reorganization	29	532
Finance	15	21
Amortization	740	1,305
	11,048	13,181

Loss before undernoted	(3,407)	(3,047)
Interest income	42	171

Loss before income taxes and minority interest	(3,365)	(2,876)

Income taxes:
Current	(107)	(160)
Future	230	(1,342)
	123	(1,502)

Loss before minority interest	(3,488)	(1,374)

Minority interest	(241)	(78)

Loss and comprehensive loss	$(3,247)	$(1,296)

Loss per common share
Basic	$(0.25)	$(0.10)
Diluted	$(0.25)	$(0.10)

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF (DEFICIT)/RETAINED EARNINGS
(In thousands of US dollars)
(Unaudited)

	For the three months ended March 31,
	2010	2009
(Deficit)/Retained earnings, beginning of period	$(4,753)	$32,032
Loss	(3,247)	(1,296)

(Deficit)/Retained earnings, end of period	$(8,000)	$30,736

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF CASHFLOWS
(In thousands of US dollars)
(Unaudited)

	For the three months
	ended March 31,
	2010	2009
Cash flows from (used in):

Operating activities:
Loss	$(3,247)	$(1,296)
Adjustments to reconcile loss to cash provided by (used in) operating activities:

Amortization	740	1,305
Unrealized gain on forward contract	(72)	(127)
Reorganization expense	29	532
Future income taxes	230	(1,342)
Minority interest	(241)	(78)
Stock options	172	321
	(2,389)	(685)
Change in operating assets and liabilities:
Accounts receivable and other	1,187	(750)
Prepaid expenses	(296)	(300)
Accounts payable and accrued liabilities	(1,150)	(2,778)
Income taxes payable	(1,346)	(203)
	(3,994)	(4,716)

Financing activities:	—	—

Investing activities:
Purchase of capital assets	(43)	(116)
Purchase of other investments	—	(200)
Decrease in restricted cash	—	2,175
	(43)	1,859

Decrease in cash and cash equivalents	(4,037)	(2,857)

Cash and cash equivalents, beginning of period	23,447	36,348

Cash and cash equivalents, end of period	$19,410	$33,491